Form 20-F
period 2003-12-31
CAMFLO INTERNATIONAL INC
filed 2004-07-01
CIK 1082518

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

Fiscal 2003 Ended December 31, 2003

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

789 West Pender Street, #1205, Vancouver, British Columbia  V6Z 1H2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                       None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                         6,630,066

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

Index to Exhibits on Page 43

CAMFLO INTERNATIONAL INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

Introduction...............................................................  3

Recent Developments                                                          4

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  41

Item 14. Material Modifications to the Rights of  Security Holders and

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers..........................  42

PART III

Item 17. Financial Statements.............................................. 43

Item 18. Financial Statements.............................................. 43

Item 19. Exhibits.......................................................... 43

INTRODUCTION

Camflo International Inc. is organized under the laws of the Yukon Territory, Canada.  In this Annual Report, the "Company", "we," "our" and "us" refer to Camflo International Inc. and its subsidiaries (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 789 West Pender Street, Suite #1205, Vancouver, British Columbia, Canada  V6Z 1H2.  Our telephone number is 604-685-9181.

BUSINESS OF CAMFLO INTERNATIONAL INC.

The Company is in the business of acquiring, exploring, and developing (when appropriate) oil/gas properties.  The principle properties are all located in Alberta, Canada: Rainbow Lake, Black Creek Prospect; Snipe Lake Prospect; Prairie River Prospect; Goose River Prospect; and Alexander Prospect.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

RECENT DEVELOPMENTS

Proposed Private Placement

Effective 6/28/2004, the Company entered into an agency agreement with Dominick and Dominick (“Dominick”) of Toronto, Ontario for a private placement for a minimum of $6 million by way of a combination of flow-through common shares and non-flow-through common shares.  The non-flow-through shares will be priced at $0.50 per share and the flow-through shares at $0.55 per share.  Dominick will be paid a cash commission of 7% of gross proceeds raised and will receive 10% broker warrants, in the amount of the shares subscribed for.

Proposed Property Acquisition

The proceeds will be used to purchase a 32% working interest in the Joffre property from Spearhead Resources Ltd. (“Spearhead”) for $3.5 million cash.  An additional $1.5 million will be advanced by Camflo to Spearhead pursuant to outstanding joint venture billings and approved future expenditures.  The remaining funds raised will be used for further development and exploration drilling, building production facilities, and working capital requirements.

The Joffre property produced 245 BOEPD last month under allowable from a D-3 reef.  Spearhead’s interest is a gross over-riding royalty until payout (convertible to a 32% working interest), payout is expected to occur during the summer.  Good Production Practice has been applied for and when approved it is expected that the well production will be raised substantially.  There is the potential for future drilling on this prospect.

Proposed Amalgamation

Camflo has also been in discussions to amalgamate with Spearhead, a public oil and gas company listed on the TSX Venture Exchange.  This amalgamation will be subject to shareholder approval and the TSX Venture Exchange approval.  The amalgamation will create a new oil and gas company yet to be named (“Amalco”) which will hold all of the assets of Camflo and Spearhead and will consolidate the interests of the companies in several projects in Alberta, which they have been working on together over the past twelve months.  Subject to shareholder approval, the terms of the amalgamation are as follows: Spearhead shareholders will receive one share of Amalco for each share of Spearhead and Camflo shareholders will receive three shares of Amalco for each four shares of Camflo.

Common Stock Trading Halted

Further to a TSX Venture Exchange bulletin dated 6/16/2004, trading in the Company’s common shares were halted pending the aforementioned announcement made on 6/25/2004.  Further to a TSX Venture Exchange bulletin dated 6/29/2004, trading will remain halted pending the completion of the aforementioned proposed financing and the acquisition of the Joffre Property.

Shareholder Approvals at 6/29/2004 Annual General Meeting of Shareholders

a)  Re-elected Gregory Burnett, Alan Crawford, Thomas Doyle, and John McManus

    as Directors.

b)  Amisano Hanson, Chartered Accountants, were re-appointed as auditors of the Company for the ensuing year.

c)  The Stock Option Plan was amended to comply with new TSX Venture Exchange regulations.

d)  Pursuant to a Special Resolution voted to discontinue from the Yukon incorporation and to apply to the Registrar of Companies under the Alberta

    Corporations Act for an instrument of continuation continuing the Company as if it had been incorporated under the Alberta Corporations Act.

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

The selected financial data of the Company for Fiscal 2003, Fiscal 2002 and Fiscal 2001 ended December 31st was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, as indicated in their audit report which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2000 and Fiscal 1999 ended December 31st are derived from the Company's audited financial statements, not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

                               Year       Year       Year       Year       Year

                              Ended      Ended      Ended      Ended      Ended

                         12/31/2003 12/31/2002 12/31/2001 12/31/2000 12/31/1999

Canadian GAAP

Revenue From Operations        $52         $ 0        $ 0        $ 0        $ 0

Operating Income (Loss)        ($7)      ($269)     ($207)     ($195)     ($392)

Net Income (Loss)            ($612)      ($269)     ($412)     ($408)     ($433)

(Loss) per Share            ($0.14)     ($0.12)    ($0.37)    ($0.37)    ($0.40)

Dividends Per Share          $0.00       $0.00      $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)        4320        2322       1107       1104       1071

Period-end Shares O/S         6630        3537       1107       1107       1101

--------------------------------------------------------------------------------

Working Capital              ($540)        $95      ($143)     ($181)       $10

Long-Term Obligations          825         760        244          0          0

Capital Stock                 2002        1169        925        925        925

Shareholders’ Equity            15        (407)      (382)        20        438

Total Assets                  1444         376         93        252        501

--------------------------------------------------------------------------------

US GAAP

Net Loss (Loss)              ($612)      ($269)     ($258)

US GAAP Loss Per Share      ($0.14)     ($0.12)    ($0.23)

US GAAP Wtg Avg Shares        4320        2322       1107

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2003 has been ($2,187,972).

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

     $14,300 is required for Fiscal 2000 under US GAAP.

________________________________________________________________________________

________________________________________________________________________________

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

May 2004                                                 1.40     1.36    1.37

April 2004                                               1.37     1.31    1.37

March 2004                                               1.35     1.31    1.31

February 2004                                            1.34     1.30    1.34

January 2004                                             1.33     1.27    1.33

December 2003                                            1.34     1.29    1.29

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59

Fiscal Year Ended 12/31/2000                    1.50     1.56     1.44    1.50

Fiscal Year Ended 12/31/1999                    1.49     1.53     1.44    1.44

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

Our financial statements have been prepared on the basis of accounting principles applicable to a going concern.  As of 12/31/2003, we had an accumulated deficit of $2,187,972 and we continue to incur operating losses in each of our three most recent fiscal years.  Our ability to continue as a going concern and the recoverability of the amounts shown for mineral properties are dependent on our ability to obtain sufficient financing to complete our drilling programs and cover our ongoing administration costs and overheads.

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

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers and directors, including its President, Thomas Doyle, and the loss of one or more of these individuals could have a material adverse effect on the Company.  None of these individuals have entered into employment agreements with the Company and the Company does not maintain key-person insurance policies on any of its executive officers.

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

Volatility of Oil and Gas Prices

The Company’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Company’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company.  These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, and political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.10 (low) to CDN$0.65 (high) during the period from 1/1/2003 to 12/31/2003, closing at CDN$0.45.  The closing price of our shares on 5/31/2004 was CDN$0.50.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

There Is Uncertainty As To Our Shareholders’ Ability To Enforce Civil Liabilities In Canada

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada.  In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons.  In addition, there is uncertainty as to whether the courts of Canada, would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or Ireland against us or such persons predicated upon the securities laws of the United States or any state thereof.

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

The Company’s executive office is located at:

 789 West Pender Street, #1205, Vancouver, British Columbia, Canada  V6Z 1H2

 Telephone: 604-685-9181; and

 Facsimile: 604-685-9182.

 Website: http://www.camflo.com/s/Home.asp

The Company’s registered office is located at:

 3081 Third Avenue, Whitehorse, Yukon Territory  Y1A 4Z7

 Telephone: 867-668-4405; and

 Facsimile: 867-668-3710.

The contact person is: Thomas Doyle, President/CEO/Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol "CFF.V”.

The Company has an unlimited number of no-par common shares authorized and an unlimited number of no-par preferred shares authorized.  At 12/31/2003, the end of the Company's most recent fiscal year, there were 6,630,066 common shares issued and outstanding.  At 5/31/2004, there were 13,904,062 common shares issued and outstanding.

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

The information contained in this Annual Report is current as at 5/31/2004, except where a different date is specified.

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

1998-1999 Mineral Property Exploration

Effective 7/20/1998, upon approval of the Alberta Stock Exchange, upon completion of its "qualifying transaction", the acquisition of the Montbray Property in November 1997, a base-metal exploration project in Quebec.  The Montbray Property was acquired for cash and securities valued at $205,000.  Through Fiscal 1999, the Company has expended $212,267 on exploration, which was written-off in Fiscal 2000.  During Fiscal 2001, the Company abandoned the property and wrote off its acquisition cost.

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

Oil/Gas Property Acquisition/Exploration

In February 2002, the Company acquired a 20% working interest and a 16% net interest in the Wimberley No. 5 gas prospect located in Texas; the well commenced production but production rapidly declined to a point that a refrac was proposed to attempt to revive production; the Company received a cash call for the refrac and upon discussions and consultation, the Company decided not to proceed with further investment and the investment was written down in 2003.

In January 2003, the Company acquired a 10% working interest of oil/ghts in the Snipe Lake Prospect, located in central Alberta.  Additional adjoining acreage was purchased in February 2004.  The Company has completed a successful gas well and is awaiting a pipeline connection to commence production.

In March 2003, the Company acquired a 35% net working interest of oil/gas rights in the Alexander Prospect in central Alberta.

In March 2003, the Company acquired a 21.5% working interest in Prairie River Prospect in central Alberta.  In November 2003, the Company completed a successful gas well and produced $51,805 in revenue during 2003; increased production is anticipated in 2004.

In October 2003, the Company acquired a 68% working interest in Rainbow Lake Project in northern Alberta.

In March 2004, the Company acquired a 30% working interest in oil/gas leases in the Goose River Prospect in central Alberta.

Financings

The Company has financed its operations through funds raised in public/private placements of common shares and loans.

___________________________________________________________________________

                                                       Number of       Capital

Date             Nature of Share Issuance                 Shares        Raised

---------------------------------------------------------------------------

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

 2/18/2002       Acquisition of Property          150,000 Shares   $ 15,000

 2/18/2002       Property Finder's Fee             80,000 Shares   $  8,000

 4/ 1/2002       Private Placement              1,000,000 Units    $100,000

 8/20/2002       Loan Bonus                       150,000 Shares   $ 15,000

11/06/2002       Stock for Debt Settlement      1,050,000 Shares   $126,000

 8/22/2003       Private Placement              1,000,000 Units    $300,000

10/14/2003       Private Placement              1,667,667 Units    $500,000

10/14/2003       Exercise of Options               26,733 Shares   $  3,475

11/12/2003       Conversion of Debentures         400,000 Units    $ 40,000

 1/30/2004       Private Placement                400,000 Units    $200,000

 1/30/2004       Private Placement              2,200,000 Units    $990,000

 2/12/2004       Conversion of Debentures       3,600,000 Units    $360,000

 1/15/2004       Exercise of Warrants           1,000,000 Shares   $140,000

 4/01/2004       Exercise of Warrants              68,000 Shares   $ 30,600

 4/05/2004       Exercise of Warrants              12,000 Shares   $  5,400

 5/20/2004       Exercise of Warrants             100,000 Shares   $ 30,000

___________________________________________________________________________

4.B.  BUSINESS OVERVIEW

Business of the Company.  The Company has acquired oil and gas exploration/ development prospects in Alberta, Canada and Texas, USA.  It is the Company’s objective to further finance these prospects to the production stage and expects to receive positive cash flow.  It is also the Company’s objective to raise further finance to acquire additional oil and gas prospects.

Wimberley No. 5 Gas Prospect.  The Company acquired its 20% working interest (16% net revenue interest) in this prospect in February 2002 for cash and common shares valued at $177,566; associated with the acquisition were $16,324 in legal expenses and $8,000 in finder's fees.  Since that time, the Company has expended $14,357 on related capital assets.  The Wimberley #5 well was brought on-stream in late 2002, but developed a production problem related to the lack of suitable pressure in the well bore to maintain suitably economic production rates.  An additional pump was purchased and installed The Wimberley #5 well was brought back on-stream in early 2003 and production is starting to build.   A refrac was proposed to attempt to revive production; the Company received a cash call for the refrac and upon discussions and consultation, the Company decided not to proceed with further investment and the $212,778 capitalized investment was written down in 2003.

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

Prairie River

The Company entered into an agreement to acquire a 21.5% net working interest in a gas well re -completion, known as the 15-16 well, in one section of land in the Prairie River area of Alberta. The agreement calls for the company to pay 35% of the costs, approximately $56,420, of re-completion for a 21.5% working interest of petroleum and natural gas rights. In addition, the Company took an option on three sections of adjoining lands by paying 40% of a subsequent seismic program and drilling an additional well at 100% working interest before payout and 49.5% working interest after payout at the Company's election.

On October 15, the 15-16 well was placed in production at Prairie River. The well came on stream at an initial rate of approximately 800,000 cubic feet of gas per day with the rate declining slightly since commencement of production. The Company has 21.5% net working interest in this well.   Camflo and its partners have shot and reviewed seismic off-setting its 15-16 well. The seismic identified an offset location to this well at 16-17-69-16 W5. The new location has been built and the well is expected to be drilled during the summer as there was not sufficient time prior to breakup. Camflo renegotiated its previous option agreement and has agreed to participate as to a 51.25% working interest before payout reverting to a 31% working interest after payout in the new well and will have earned this interest in the three sections of petroleum & natural gas leases originally optioned. With facilities in place the 16-17 well, if successful, could be placed on production immediately

Goose River

During the quarter, the Company entered into an agreement to acquire a 30% working interest in four sections of petroleum and natural gas leases in the Goose River area of Alberta. The agreement calls for Camflo to pay 30% of the cost of drilling and completing a test well which has been technically defined by seismic data. Camflo will have a 30% working interest before payout, reverting to an 18% working interest after payout in the test well and will earn an 18% net working interest in all four sections of land. This multi-zone test well, at 6-3- 69-17-W5, has been drilled and cased in expectation for production of commercial quantities of oil and gas. In addition, Camflo has the right to participate on the same terms, by way of an option, on eight sections of adjoining lands with similar geological objectives. These twelve sections of land are contiguous to Camflo’s acreage in the Snipe Lake and Prairie River areas in Northern Alberta.  Camflo acquired an additional 8% working interest in the Goose River test well as a result of a partner not participating in this well. All remaining partners picked up their proportionate working interests. The additional interest has a 500% penalty payment associated against the non participating party. Once 500% of the total costs of this operation have been recovered the non-participating party will reacquire the 8% working interest from Camflo.

Rainbow Lake Project - Black Creek, Northern Alberta

The Company has entered into an agreement to acquire a 68% working interest in three sections of land in the Rainbow area of Alberta near Black Creek. The agreement calls for Camflo to pay 68% of the costs of drilling and completion of a well to test the Keg River reef as defined by 3-D seismic. Camflo will have a 68% working interest before payout, reverting to a 34% working interest after payout, in the petroleum and natural gas rights.

In addition, Camflo has the right to participate, by way of an option, on three sections of adjoining lands with a similar anomaly. Camflo and its partners have drilled and cased the well, 3-18-110-09-W6, at Rainbow Lake. The service rig started its test on this multi-zone well, but due to warm weather and earlier than usual breakup, the test was suspended and will resume as soon as  conditions allow. The Muskeg and Jean Marie formations will be tested for potential oil production and the Sulphur Point formation will be tested for the potential of natural gas production. On a successful completion, this well has set up two more drillable locations.

United States vs. Foreign Sales/Assets

During 2003, the Company generated $51,805 in revenue from oil/gas production.  During 2002 and 2001, the Company generated no revenue from operations.  At 12/31/2003 all assets were located in Canada; at 12/31/2002 $201,890 of the Company’s assets were located in the United States, principally the Wimberley No 5 Gas Prospect.

Plan Of Operations

Source of Funds for Fiscal 2004

The Company’s primary source of funds since incorporation has been through the issuance of common stock and loans.  The Company had modest revenue from oil/gas operations during Fiscal 2003 ($51,805) and anticipates significant oil/gas operation revenues in Fiscal 2004.

The Company had working capital deficit of ($539,578) at 12/31/2003.  During 2004-to-date, the Company has completed several private placements, converted debentures into common shares/warrants, and issued shares upon exercise of warrants and stock options, raising $2,470,000.  At 5/31/2004, the Company had 736,933 outstanding stock options with exercise prices ranging from $0.13 to $0.50.  At 5/31/2003, the Company had 8,198,667 outstanding share purchase warrants with exercise prices ranging from $0.10 to $0.60.

The Company has had discussions with third parties about additional equity offering; but the talks as of 5/31/2004 were preliminary.

Use of Funds for Fiscal 2004

During Fiscal 2004, the Company estimates that total general/administrative costs will be approximately $500,000.  During Fiscal 2004, the Company estimates that it will expend $2 million on property acquisition/exploration.

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

4.C. Organization Structure

The Company currently has no subsidiaries.

4.D.  Property, Plant and Equipment

Executive Offices

The Company's executive offices are located in shared, rented premises of approximately 1,000 square feet at 789 West Pender Street, Suite 1205, Vancouver, British Columbia V6C 1H2.  Rent is $1500 per month.  The Company began occupying this facility in April 2003 and considers the facility adequate for current needs.

Figure No. 1

Rainbow Lake – Black Creek Prospect

The property is accessible year round approximately fifteen hours north of Edmonton, Alberta, Canada.  All required approval permits are in place.

Camflo and its partners have drilled and cased a well, 3-18-110-09-W6, at Rainbow Lake.  The Muskeg and Jean Marie formations will be tested for potential oil production and the Sulphur Point formation is expected to produce commercial quantities of natural gas.  On a successful completion, this well has set up two more drillable locations.  Camflo has a 68% WI BPO (before pay out), reverting to a 34% APO (after pay out) on this well.

a)  Acquired 68% W.I. BPO (before payout) and 34% APO (after payout).

    Earned rights in Twp 110 Range 9 W6M: Sections 7,18,19.

b)  Drilled well as defined by 3D seismic this winter.

c)  Multi Zone Flow test to commence March 2004.

d)  Testing the Muskeg and Jean Marie Formations for Oil.

e)  Testing the Sulphur Point Formation For Gas.

f)  Seismic indicates 2 additional drill locations.

g)  Camflo has the right to participate, by way of an option, on 3 sections of adjoining lands with a similar anomaly. Twp 110 Rge 10: Sections 12,13,24.

Snipe Lake Prospect

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

Accessibility/Climate/Local Resources/Infrastructure/Physiography

Snipe Lake has year round access for development wells and winter access only for exploratory wells. The property is accessible by paved road approximately five hours north of Edmonton, Alberta, Canada and then by secondary unpaved but passable secondary roads.  All required approval permits are in place.

Work Done by Former Owners

The previous owner completed approximately 5 kilometers of 2D seismic data and expects to shoot a comprehensive 3D program during the following 12 months.

Prairie River Prospect

The property is accessible by paved road approximately five hours north of Edmonton, Alberta, Canada and then by secondary unpaved but passable secondary roads.  All required approval permits are in place.

Camflo and its partners have a producing well, 15-16-69-16-W5.  This well is flowing at a stabilized rate of 800 mcf/d.  Seismic indicates an off-set location to this well at 16-17-69-16-W5.  The new location has been built and is expected to be drilled this summer.  This development well is expected to produce at rates in excess of 2 mmcf/d and will be tied in immediately after completion.  Camflo has a 21.5% net interest in the 15-16 well and a 51.25% WI BPO reverting to a 31% WI APO in the 16-17 well. A further location has been identified by seismic.  Camflo participates in four sections of land at Prairie River.

a)  Camflo paid 35% W.I. to re-complete the 15-16, T69 R16 W5M well in the

    Gething formation to earn net 21.5%.

b)  The 15-16 well is flowing at a stabilized rate of 800 MCF per day.

c)  The 15-16 well is on production, Camflo's interest is 21.5%.

d)  Drilling of offset well, 16-17 51.25 WI BPO 31% APO commencing March 2004.

e)  Immediate tie in and production of 16-17 on a successful well

f)  By re-completion of the 15-16 well, Camflo earns three sections of option land in Sections 9, 17 and 18 T69 R16 W5M with a seismic program

g)  Using the results of the seismic program, the Company has a rolling option to drill on the option lands

h)  The Company will drill a development well at 16-17 with a larger working interest.

i)  The Company will earn the 3 sections of option lands by drilling 16-17.

Goose River Prospect

The property is accessible by paved road approximately four hours north of Edmonton, Alberta, Canada and then by secondary unpaved but passable secondary roads.  All required approval permits are in place.

Camflo and its partners drilled and cased a multi-zone test well, 6-3-69-17-W5, which was technically defined by seismic data.  Camflo will have 30% working interest before payout, reverting to an 18% working interest after payout in the test well and will earn an 18% net working interest in all four sections of land.  In addition, Camflo has the right to participate on the same terms, by way of an option, on eight sections of adjoining lands with similar geological objectives.

a)  Acquired 30% W.I. BPO (before payout) and 18% APO (after payout) in Test

    Well, 6-3-69-17-W5.Will earn rights in Twp 69 Range 17 W5M: Sections 3,4,

    and Twp 68 Range 17 W5M: Sections 33, 34.

b)  Drilling of 6-3-69-17-W5 March 17, 2004.

c)  Test well, 6-3, has been technically defined by seismic.

d)  Camflo has the right to participate, by way of an option, on 8 sections of adjoining lands with a similar geological objectives. Twp 68 Rge 17:

    Sections 21,22,27,28,35,36 and Twp 69 Rge 17: Sections 1,2.

Alexander Prospect

The property is accessible by paved road approximately one hour north of Edmonton, Alberta, Canada and then by secondary unpaved but passable secondary roads.  All required approval permits are in place.

Camflo and its partners have four sections of land in the Alexander area that includes an existing Belly River gas well.  Camflo has participated for a 35% WI in the 12-7-57-1-W5, and the 6-7-57-1-W5 wells.  These wells were drilled and cased.  Camflo has also committed for a 30% WI 5-8-57-1-W5, a Belly River well. These wells will be put on production in June 2004.

a)  Re-activated 3-7 T57 R1 W5M Wabamum well to utilize for future water disposal

b)  Re-entered 12-7 T57 R1 W5M well and confirmed Ostracod formation

c)  Drill 6-7 T57 R1 W5M to establish Ostracod and Wabamum oil production

d)  Drill 5-8 T57 R1 W5M well to establish Belly River gas production and one additional Belly River well

e)  Drill 16-4 T57 R1 W5M well to establish Basal Quartz gas production

f)  Drill future wells after tank battery & water disposal facilities in place at 3-7 Wabamum well location.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001 should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

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

Overview

We commenced our operations in 1998 and made a corporate decision to explore opportunities for the acquisition/exploration of mineral properties.  We acquired an option for a mineral property in Quebec, Canada; relatively unsuccessful in our exploration efforts, we wrote-off our exploration expenses in 2000 and abandoned the property in 2001.  During 1999 attempted to acquire eteeoff.com, which was developing an on-line golf tee-time reservations system; at the end of 1999, management concluded that this alliance and business was not capable of being financed and website development expenses and deferred development costs were written off.  In February 2002, the Company acquired a 20% working interest and a 16% net interest in the Wimberley No. 5 gas prospect located in Texas; the well commenced production but production rapidly declined to a point that a refrac was proposed to attempt to revive production; the Company received a cash call for the refrac and upon discussions and consultation, the Company decided not to proceed with further investment and the investment was written down in 2003.

In March 2003, the Company acquired a 10% working interest of oil/ghts in the Snipe Lake Prospect, located in central Alberta.  Additional adjoining acreage was purchased in February 2004.  The Company has completed a successful gas well and is awaiting a pipeline connection to commence production.

In March 2003, the Company acquired a 35% net working interest of oil/gas rights in the Alexander Prospect in central Alberta.

In March 2003, the Company acquired a 21.5% working interest in Prairie River Prospect in central Alberta.  In November 2003, the Company completed a successful gas well and produced $51,805 in revenue during 2003; increased production is anticipated in 2004.

In October 2003, the Company acquired a 68% working interest in Rainbow Lake Project in northern Alberta.

In March 2004, the Company acquired a 30% working interest in oil/gas leases in the Goose River Prospect in central Alberta.

The year 2003 saw a substantial increase in market prices for both oil and natural gas. The large amount of unbudgeted cash flow accruing to oil and natural gas producers due to these high prices alone has put substantial pressure on industry to find ways to employ this capital.  Strong cash positions of conventional producers and competition for on-line production by Income Trust Funds have together pushed the demand for new drilling prospects to an all time high.  The Company has been successful in developing new high quality prospects that will be drill-ready in 2004.

It is expected that commodity pricing will continue to be the main factor influencing industry decisions in the near future.  Oil prices at 12/31/2003 was US$32.78 per barrel for West Texas Intermediate (WTI); natural gas was CDN$6.38 per thousand cubic feet (mcf).  Both oil and gas prices increased early in 2004; oil peaked near US$42 per barrel before settling near $38 per barrel; natural gas prices are near CDN$7.00/mcf.

The Middle East situation obviously influences commodity prices however the demand in the Far East is also an influence, one that is difficult to measure on overall world market prices.  The net effect of prolonged higher prices is the increase of the longer-term benchmark prices used by industry for WTI from US$25.00/barrel upwards to over US$30.00.  The Company believes this would influence, and move forward, investment in long-term projects such as oil sands plants and the Mackenzie Valley natural gas pipeline.  Current high prices have identifiably increased competition for, and the cost of, short and mid-term projects including the amounts being paid for on-line production.  The resource industry in which the Company is engaged is, in general, highly competitive.  Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company.  Thus, a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties.  Due to the competitive pressures, the Company continues to seek medium-risk plays that are less sought after.

Three of the Company’s properties (Goose River, Rainbow Lake, and Alexander) are in the exploration stage and management has not yet determined whether they contain any reserves that are economically recoverable.  The recoverability is dependent upon the discovery of commercially recoverable reserves, the ability of the Company to obtain the necessary financing to develop the properties, and upon future profitable production or proceeds from the sale thereof.

Despite recent limited gas production from the Prairie River Prospect, the Company has no history of production, operations, revenue, or earnings.  Investors rely on the knowledge and expertise of the directors and officers of the Company.  If the Company’s exploration programs are successful, additional funds will be required for the development of commercial oil/gas operations.  There is no assurance that any such funds will be available to the Company and the only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof.  Failure to obtain additional future financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations.

Operating Results

Fiscal 2003 Ended December 31, 2003 versus Fiscal 2002

Modest revenue of $51,905 was generated by gas production at the Prairie River Prospect; after cost of sales the Company reported ($7,350) in Gross Loss.  Administrative expenses increased 29% 348,733 during Fiscal 2003 as expected due to the Company’s increased financing and property acquisition activity.  Management fee of $102,000 ($60,000 in 2002) were paid indirectly ($60,000) to the Chief Financial Officer and $42,000 to the new President of the Company.  Interest on the $400,000 of 15% Convertible Debentures issued February 2002 was $70,906 versus $52,296.  Consulting Fees were $24,696 versus $nil as a result of increased acquisition and dur diligence activities.  Finance fees were $nil versus $15,000; and interest on promissory notes were $13,002 versus $31,418.  This year there was a ($37,931) write-down of resource properties and a ($217,778) write-off of abandoned resource properties (Wimberley No. 5 Gas Prospect).  Net Loss for Fiscal 2003 was ($356,083) versus a ($269,021) loss last year.  Net Loss Per Share was ($0.14).  Weighted average number of shares was 4,319,622 versus 2,321,666 last year.

Fiscal 2002 Ended December 31, 2002 versus Fiscal 2001

Administrative expenses increased 30% during Fiscal 2002 as expected due to the Company’s increased financing and property acquisition activity.  Administration expenses were $269,021 compared to $207,184 last year.  Management fee of $60,000 (unchanged) were paid indirectly to the President of the Company.  Interest on the $400,000 of 15% Convertible Debentures issued February 2002 was $52,296.  The only other expenses category that consumed more than 10% was $31,418 (2001 = $31,167) interest on promissory notes; these notes were retired on 11/5/2002 with a stock-for-debt settlement.

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

In August 2003, the Company completed a $300,000 private placement of 1,000,000 units of common shares and warrants at $0.30; each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.30 per share for two years.

In October 2003, the Company completed a $500,000 private placement of 1,666,667 units of common shares and warrants at $0.30; each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.30 per share for one years.

In October 2003, 26,733 common shares were issued pursuant to the exercise of stock options, raising $3,475.

In November 2003, 400,000 common units were issued pursuant to the conversion of debentures; each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.10 for two years.

In January 2004, the Company completed a $200,000 private placement of 400,000 units of common shares and warrants at $0.50; each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.60 per share until 1/30/2005; the cash proceeds of which were received prior to 12/31/2003.  6,000 common shares were issued as a finder’s fee.

In January 2004, the Company completed a $990,000 private placement of 2,200,000 units of common shares and warrants at $0.45; each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.60 per share until 1/30/2006.

In February 2004, 3,600,000 common units were issued pursuant to the conversion of remaining 8% convertible debentures; each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.10 for two years.

In 2004, 68,000 common shares were issued pursuant to the exercise of warrants, raising $30,600.

In April 2004, the Company completed a $720,000 private placement of 1,200,000 units of common shares and warrants at $0.60; each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.75 per share for one year.

In 2004, 100,000 common shares were issued pursuant to the exercise of warrants, raising $30,000.

In 2004, 12,000 common shares were issued pursuant to the exercise of warrants, raising $5,400.

Fiscal 2003

Working Capital was a negative ($539,078) at 12/31/2003.

Cash Provided by Fiscal 2003 Operating Activities totaled $272,778, including the ($611,792) Net Loss.  Material adjustments included $28,954 in depletion, $13,875, ($255,709) in write-down and write-off of resource properties, and $586,032 increase in non-cash working capital (primarily reduced accounts payable.  Cash Used in Fiscal 2003 Investing Activities totaled ($1,419,878), primarily for acquisition/exploration of resource properties.  Cash Provided by Fiscal 2003 Financing Activities totaled $1,090,883, primarily from the aforementioned share issuances and loans.  The significant majority of the accounts payable of $604,511 was due to the Company’s joint venture partner, Spearhead Resources, as part of ongoing work in progress of ongoing drilling and exploration activities in the Alexander, Rainbow, and Prairie River projects.

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

Research and Development, Patents and Licenses, Etc.

No Disclosure Necessary

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 29, 2004

___________________________________________________________________________

___________________________________________________________________________

                                                                 Date of First

                                                                   Election or

Name                             Position                Age       Appointment

---------------------------------------------------------------------------

Gregory C. Burnett (1)(2)      Director                   42       May 1998

Alan G. Crawford (1) (2)(3)    CFO/Director               49     April 1997

Thomas A. Doyle (2)(4)         President/CEO/Director     42      June 2003

John G. (Jack) McManus (1)     Director                  67  September 2003

Andrea D. Regnier (2)(5)       Corporate Secretary       45       June 2003

---------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Resident/Citizen of British Columbia, Canada.

     Business address: c/o Camflo International Inc.

                           989 West Pender Street, #1205

                           Vancouver, British Columbia  V6C 1H2

(3)  He spends about about half of his time on the affairs of the Company.

(4)  He spends full time on the affairs of the Company.

(5)  She spends about 15% of her time on the affairs of the Company.

_____________________________________________________________________________

_____________________________________________________________________________

Gregory C. Burnett, Director of the Company, brings 17 years experience in corporate management.  Since 1989, he has been President of Carob Management Ltd., a private management consulting company, specializing in providing due diligence services, developing business plans, and structuring/ managing various venture capital projects, primarily in the public market area.  Mr. Burnett is the President/CEO of Tri-Lateral Venture Corporation, a gold-exploration company publicly traded on the Canadian Unlisted Board.  Mr. Burnett serves on the board of directors and is a consultant to the following public companies: Garibaldi Granite Corp., Orko Gold Corp., and Prefco Enterprises Inc., all listed on the TSX Venture Exchange.  Mr. Burnett obtained a Master of Business Administration degree (1986) and a Bachelor of Applied Sciences Degree in Civil Engineering (1984) from the University of British Columbia.

Alan Crawford, Chief Financial Officer/Director of the Company, brings over 20 years of international finance and investment experience.  Mr. Crawford was President of the Company from August 1997 to August 2004.  Mr. Crawford founded a corporate-finance consulting firm, TechVen Finance Group, and was a Registered Representative of Canaccord Capital Corp. and Nesbitt Burns.  He is a director of various publicly-listed companies: including Northern Hemisphere Developments Ltd., Northern Continental Resources Ltd., Zena Capital Corp., Ona International Inc., Aberdeen International Inc.  Mr. Crawford is President of Aberdeen International Inc.  Mr. Crawford obtained his MBA degree from University of Edinburgh in Scotland.

Thomas Doyle, President/CEO/Director of the Company, has over twenty years experience in the securities industry.  Tom Doyle joined Camflo International as President and Chief Executive Officer in June 2003.  Prior to taking the leadership of Camflo International, Mr. Doyle held a variety of senior positions across numerous aspects of the financial industry including Canaccord Capital between August 1992 and July 2000 and LOM Securities between February 2001 and May 2003.  Through these enterprises, Mr. Doyle developed extensive expertise in domestic and foreign financial markets, management, business plan development, and capital formation for a variety of industries but primarily within the oil and gas industry.  His experience in oil and gas has exposed him to projects across North and South America, and parts of Asia.  These experiences have familiarized Mr. Doyle with numerous types of investment strategies being offered in oil and gas exploration and production and he has developed an understanding of how investors' interests in this field can be best served.  These are the strategies Mr. Doyle has and will continue to use in developing Camflo International.

As a result of his hands on management style Mr. Doyle has developed extensive expertise in the comprehensive evaluation of oil and gas projects including: geological assessment, evaluation of infrastructure and production feasibility, organizing and structure of acquisitions, and capital formation to acquire assets.  His experience includes assessment of both onshore and offshore properties.  His particular expertise is in evaluating the costs and risks associated with exploration and producing properties, and raising the venture capital necessary to acquire those which will become profitable assets.  Mr. Doyle has a successful record of working with junior oil and gas companies in building their assets to warrant substantial increases in their market capitalization and preparing others to be acquired by larger entities because of the added value Mr. Doyle helped develop in these companies.

John G. (Jack) McManus, Director of the Company, is a geological engineer with over forty years Canadian oil/gas industry experience, including field work and senior management positions with public companies.  Since retiring in 1991, as President/Director of Tuscany Resources Ltd., he has worked as a private consultant to the oil/gas industry.

Andrea D. Regnier, Corporate Secretary of the Company, is the founder and Director of Dawn Pacific Management Corporation, a private Canadian company providing accounting and regulatory maintenance services for public companies.

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

Senior Management Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Senior Management/Directors during Fiscal 2003 ended 12/31/2003 was $102,000, including: $60,000 paid/accrued to Alan Crawford, Chief Financial Officer of the Company; and $42,000 paid/accrued to Thomas Doyle, President/CEO or the Company.  There were no stock option exercises by Senior Management and all stock options granted were at “fair market value”.  There was no other compensation.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.  All options granted were vested upon granting.

Table No. 7

Stock Option Grants in Fiscal 2003 Ended 12/31/2003

___________________________________________________________________________

___________________________________________________________________________

                                 Percentage      Market Value of Securities

                    Number        of   Exer.             Underlying Options

                        of     Total  Price                       on Date

                   Options   Options    Per       Grant   Exp’r    of Grant

Name               Granted   Granted  Share        Date    Date   Per Share

------------------------------------------------------------------------------

Thomas Doyle       130,000     56.5%  $0.30   9/08/2003  9/08/2008    $0.30

Jack McManus       100,000     43.5%  $0.30   9/03/2003  9/03/2008    $0.30

Mgmt/Directors     230,000    100.0%

___________________________________________________________________________

___________________________________________________________________________

The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options”.

The Company has no direct written employment contract with any Executive Officer or Directors.

No funds were set aside/accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Except for the stock option program discussed in ITEM #6.E., "Share Ownership, Stock Options”, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

6.C.  Board Practices

Pursuant to the Yukon Company Act, or the Act, a majority of the Company’s Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia, Canada.  All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met twice in Fiscal 2003 and has met once during Fiscal 2004-to-date.  The current members of the Audit Committee are: Gregory Burnett, Alan Crawford, and Jack McManus.

6.D.  Employees

As of 5/31/2004, the Company had four active employees, including the Senior Management.  As of 12/31/2003, 12/31/2002, and 12/31/2001, there were three, three, and three employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of 6/10/2004, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 also includes all persons/companies (Dunross Capital Limited and Trident Plus Inc) where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% or Greater Shareholders

_____________________________________________________________________________

___________________________________________________________________________

Title                                           Amount and Nature   Percent

  of                                               of Beneficial        of

Class    Name of Beneficial Owner                       Ownership   Class #

Common   Thomas Doyle (1)                               2,230,002     14.7%

Common   Greg Burnett (2)                               1,500,666     10.8%

Common   Alan Crawford (3)                              1,400,969      9.8%

Common   John G. (Jack) McManus (4)                       200,000      0.1%

Common   Andrea Regnier                                         0      0.0%

Total Directors/Officers                                5,331,637     35.4%

Common   Dunross Capital Limited                        1,200,000      8.6%

Common   Trident Plus Inc.                              1,200,000      8.6%

Total Directors/Officers/5% Owners                      6,731,637     54.8%

--------------------------------------------------------------------------

(1)   1,000,001 represent currently exercisable warrants

        230,000 represent currently exercisable stock options.

(2)     140,100 represent currently exercisable stock options.

        Excludes shares held by Mr. Crawford's family where he disavows beneficial interest and does not have voting or disposition control

(3)     400,000 represent currently exercisable warrants

        166,833 represent currently exercisable stock options.

(4)     200,000 represent currently exercisable stock options.

---------------------------------------------------------------------------

#  Based on 14,004,062 shares outstanding as of 6/10/2004 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

____________________________________________________________________________

___________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the Stock Option Plan") on 6/19/2004.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director/employee/consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 5/31/2004, as well as the number of options granted to Directors and all employees as a group

Table No. 8

Stock Options Outstanding

___________________________________________________________________________

___________________________________________________________________________

                       Number of Shares of    CDN$

                                    Common    Exer.      Grant      Expir’n

Name                                Stock    Price        Date         Date

Thomas Doyle                      130,000    $0.30   9/08/2003    9/08/2008

Thomas Doyle                      100,000     0.50   2/23/2004    2/23/2009

John G. (Jack) McManus            100,000     0.30   9/03/2003    9/08/2008

John G. (Jack) McManus            100,000     0.50   2/23/2004    2/23/2009

Alan Crawford                      66,833     0.13   2/18/2002    2/18/2007

Alan Crawford                     100,000     0.50   2/23/2004    2/23/2009

Greg Burnett                       40,100     0.13   2/18/2002    2/18/2007

Greg Burnett                      100,000     0.50   2/23/2004    2/23/2009

Total Officers/Directors          736,933

Total Employees/Consultants       _     0

Total Officers/Directors/Etc.     736,933

___________________________________________________________________________

___________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E. and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders (5% or greater); table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.

___________________________________________________________________________

___________________________________________________________________________

                                        Shares      Shares      Shares

                                         Owned       Owned       Owned

                                      12/31/2003  12/31/2002  12/31/2001

Thomas Doyle                           1,000,001           0           0

Alan Crawford                            434,136     434,136     134,136

Gregory Burnett                         333,333

--------------------------------------------------------------------------

Richard Hearnden                         460,000     230,000           0

India Minerals Inc.                      460,000     230,000           0

Alice Crawford                           460,000     230,000           0

Jordan Macnab                            460,000     230,000           0

                                       3,607,460   1,354,136     134,198

______________________________________________________________________________________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 5/19/2004, the Company’s shareholders’ list showed 13,904,062 common shares outstanding and 95 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are registered shareholders resident as described below:

 78 resident in Canada, holding          10,467,054 common shares;

 10 resident in the USA, holding            250,897 common shares; and

  7 resident in other countries, holding  3,186,111 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has in excess of 450 beneficial owners of its common shares.

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

7.B.  Related Party Transactions

During Fiscal 2003/2002/2201/2000, the Company accrued to Alan Crawford fees and other expenses of $60,000, $60,000, $60,000, and $60,000, respectively.  During Fiscal 2003, the Company accrued to Thomas Doyle fees and other expenses of $42,000.

The Company incurred the following charges by directors or companies with common directors:

___________________________________________________________________________

                                         2003           2002           2001

--------------------------------------------------------------------------

Consulting fees                       $23,020             $0       $ 30,000

Interest – convertible debentures      14,338         10,459              0

Interest – promissory notes            10,525         23,616         28,751

Management fees                       102,000         60,000         60,000

Office and miscellaneous                1,050          3,900          2,100

Office rent                             1,200          4,800          7,500

Professional fees                       3,500              0              0

                                     $155,633       $102,775       $128,351

___________________________________________________________________________

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable is $7,702 (2002: $Nil) owing to directors of the Company relating to unpaid expense reimbursements.

Due to related parties at 12/31/2003 of $Nil (2002: $123,079) consists of amounts owing to Directors of the Company or companies with common directors.  These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Included in promissory notes payable is $214,011 (2002: $72,764) owing to Directors of the Company or companies with a common directors.

Included in convertible debentures payable is $104,798 (2002: $90,459) owing to Directors of the Company.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2003, Fiscal 2002 and Fiscal 2001

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

___________________________________________________________________________

___________________________________________________________________________

                                                                     - Sales -

  Period                                                   Canadian Dollars

   Ended                            Volume           High     Low   Closing

---------------------------------------------------------------------------

Monthly

 5/31/2004                         182,885          $0.65   $0.45     $0.50

 4/30/2004                         762,144           0.72    0.55      0.64

 3/31/2004                         411,960           0.75    0.52      0.61

 2/28/2004                          41,220           0.65    0.55      0.60

 1/31/2004                         363,399           0.72    0.45      0.65

12/31/2003                          42,254           0.50    0.45      0.45

---------------------------------------------------------------------------

Quarterly

12/31/2003                         126,308          $0.60   $0.45     $0.45

 9/30/2003                         368,111           0.42    0.275     0.40

 6/30/2003                          55,632           0.35    0.25      0.35

 3/31/2003                           8,465           0.28    0.18      0.28

12/31/2002                          10,852           0.22    0.15      0.17

 9/30/2002                          18,053           0.25    0.20      0.22

 6/30/2002                          36,610           0.30    0.20      0.25

 3/31/2002                          69,911           0.25    0.12      0.25

---------------------------------------------------------------------------

Yearly

12/31/2003                         558,516          $0.60   $0.18     $0.45

12/31/2002                         135,426          $0.30   $0.15     $0.17

12/31/2001                       1,053,863          $0.20   $0.02     $0.20

12/31/2000                         541,454          $0.46   $0.07     $0.09

12/31/1999                       2,963,690          $0.88   $0.20     $0.40

___________________________________________________________________________

___________________________________________________________________________

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

9.C.  Markets Identified

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an "audit committee financial expert" serving on its audit committee.  The Company’s Audit Committee consists of two unrelated directors and the President of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Amisano Hanson, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Amisano Hanson for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Amisano Hanson to the Company are detailed below.

___________________________________________________________________________

Fiscal Year ended December 31, 2003 and 2002    Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                 2003            2002

---------------------------------------------------------------------------

Audit Fees                                          $16,800         $ 6,700

Audit Related Fees (1)                                    0               0

Tax Fees (2)                                              0               0

All Other Fees (3)                                        0               0

Total                                               $16,800         $ 6,700

___________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

Audited Financial Statements

 Auditor's Report, dated 4/23/2004,

                   except for Notes 6, 8 and 13 which are as of 5/17/2004

 Consolidated Balance Sheets at 12/31/2003 and 12/31/2002

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2003, 12/31/2002 and 12/31/2001

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2003, 12/31/2002, 12/31/2001

 Consolidated Statements of Shareholders’ Equity (Deficiency)

   for the years ended 12/31/2003, 12/31/2002, and 12/31/2001

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

5.  Foreign Patents:                                No Disclosure Necessary

6.  Earnings Per Share Calculation:                 No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:             No Disclosure Necessary

8.  List of Subsidiaries:                           No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements:No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:     No Disclosure Necessary

12.  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)........

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Additional Exhibits:

     --- Incorporated by reference to the Registration Statement as amended;

         Annual Reports on Form 20-F, and Form 6-K’s ---

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Camflo International Inc.

We have audited the balance sheets of Camflo International Inc. as at December 31, 2003 and 2002 and the statements of operations and deficit, cash flows and shareholders’ equity (deficiency) for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with generally accepted accounting principles in Canada applied on a consistent basis.

Vancouver, Canada	/s/ Amisano Hanson
April 23, 2004, except for Notes 6, 8 and 13 which are as of May 17, 2004	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, incurred substantial losses from operations and is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	/s/ Amisano Hanson
April 23, 2004, except for Notes 6, 8 and 13 which are as of May 17, 2004	Chartered Accountants

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash – Note 10	$ 51,868	$ 108,085
GST receivable	7,681	10,505
Corporation taxes receivable	3,377	-
Prepaid expenses	2,007	-

	64,933	118,590
Deferred charges – Note 3	26,188	38,286
Resources properties – Notes 4 and 13 and Schedule 1	1,343,504	216,247
Capital assets – Note 5	9,759	3,578

	$ 1,444,384	$ 376,701

LIABILITIES
Current
Accounts payable – Note 7	$ 604,511	$ 23,562

Loan payable – Note 6	104,256	90,756
Due to related parties – Note 7	-	123,079
Promissory notes payable – Notes 7 and 8	237,896	94,172
Convertible debentures payable – Notes 7 and 9	483,202	452,296

	1,429,865	783,865

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital – Notes 10 and 13	2,002,491	1,169,016
Share subscriptions – Note 10	200,000	-
Deficit accumulated during the exploration stage	(2,187,972)	(1,576,180)

	14,519	(407,164)

	$ 1,444,384	$ 376,701

Nature and Continuance of Operations – Note 1

Commitments – Notes 4, 9 and 10

Subsequent Events – Notes 9, 10 and 13

APPROVED BY THE DIRECTORS:

/s/ Alan Crawford	/s/ Greg Burnett
Director	Director

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

for the years ended December 31, 2003, 2002 and 2001

 (Stated in Canadian Dollars)

	2003	2002	2001

Oil and gas sales	$ 51,805	$ -	$ -

Cost of sales
Depletion	28,954	-	-
Field expenses	16,880	-	-
Royalties	13,321	-	-

	59,155	-	-

Gross loss	(7,350)	-	-

General and administrative expenses
Amortization – capital assets	1,777	1,101	1,466
Amortization – deferred charges	12,098	7,657	-
Consulting fees – Note 7	24,696	-	44,750
Filing and transfer agent fees	25,431	18,514	10,135
Finance fees	-	15,000	-
Interest–convertible debentures – Note 7	70,906	52,296	-
Interest–loan payable	13,500	13,500	2,256
Interest–promissory notes – Note 7	13,002	31,418	31,167
Management fees – Note 7	102,000	60,000	60,000
Office and miscellaneous – Note 7	16,348	18,980	9,736
Office rent – Note 7	16,762	4,800	7,500
Professional fees – Note 7	17,686	18,292	28,864
Promotion	2,967	8,664	6,336
Telephone	7,984	2,775	1,800
Travel	23,576	16,024	3,174

	348,733	269,021	207,184

Loss before other item	(356,083)	(269,021)	(207,184)
Other item
Write-down of resource properties – Note 4 and Schedule 1	(37,931)	-	-
Write-off of abandoned resource properties – Note 4 and Schedule 1	(217,778)	-	(205,000)

Net loss for the year	(611,792)	(269,021)	(412,184)

Deficit, beginning of the year	(1,576,180)	(1,307,159)	(894,975)

Deficit, end of the year	$ (2,187,972)	$ (1,576,180)	$(1,307,159)

Basic and diluted loss per share	$ (0.14)	$ (0.12)	$ (0.37)

Weighted average number of shares outstanding	4,319,622	2,321,666	1,106,666

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2003, 2002 and 2001

 (Stated in Canadian Dollars)

	2003	2002	2001
Operating Activities
Net loss for the year	$ (611,792)	$ (269,021)	$ (412,184)
Add items not requiring cash:
Depletion	28,954	-	-
Amortization – capital assets	1,777	1,101	1,466
Amortization – deferred charges	12,098	7,657	-
Finance fees	-	15,000
Write-down of resource properties	37,931	-	-
Write-off of abandoned resource properties	217,778	-	205,000
Changes in non-cash working capital balances:
GST receivable	2,824	2,641	5,077
Corporation taxes receivable	(3,377)	-	-
Prepaid expenses	(2,007)	-	1,000
Accounts payable	580,949	(7,624)	5,976
Due to related parties	7,643	355	(74,280)

	272,778	(249,891)	(267,945)

Financing Activities
Shares issued for cash	793,475	79,948	-
Share subscriptions	200,000	-	-
Convertible debentures payable	70,906	452,296	-
Deferred charges	-	(45,943)	-
Loan payable	13,500	13,500	77,256
Promissory notes payable	13,002	(24,028)	244,200

	1,090,883	475,773	321,456

Investing Activities
Resource properties	(1,411,920)	(193,247)	-
Acquisition of capital assets	(7,958)	-	-

	(1,419,878)	(193,247)	-

Increase (decrease) in cash during the year	(56,217)	32,635	53,511

Cash, beginning of the year	108,085	75,450	21,939

Cash, end of the year	$ 51,868	$ 108,085	$ 75,450

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ 8,736	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 12

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS EQUITY (DEFICIENCY)

for the years ended December 31, 2003, 2002 and 2001

 (Stated in Canadian Dollars)

				Deficit
				Accumulated
	Common Shares			During the
	Issued		Share	Exploration
	Shares	Amount	Subscriptions	Stage	Total
Balance, December 31, 2000	9,960,000	$ 925,068	$ -	$ (894,975)	$ 30,093
1 for 9 share consolidation	(8,853,334)	-	-	-	-
Net loss for the year ended December 31, 2001	-	-	-	(412,184)	(412,184)

Balance, December 31, 2001	1,106,666	925,068	-	(1,307,159)	(382,091)
Issue of shares for cash pursuant to a private placement – at $0.10	1,000,000	100,000	-	-	100,000
Less: share issue costs	-	(20,052)	-	-	(20,052)
Issue of shares for acquisition of resource property – at $0.10	150,000	15,000	-	-	15,000
Issue of shares for finders fee with respect to acquisition of resource property – at $0.10	80,000	8,000	-	-	8,000
Issue of shares for loan bonus – at $0.10	150,000	15,000	-	-	15,000
Issue of shares for settlement of debts – at $0.12	1,050,000	126,000	-	-	126,000
Net loss for the year ended December 31, 2002	-	-	-	(269,021)	(269,021)

Balance, December 31, 2002	3,536,666	1,169,016	-	(1,576,180)	(407,164)
Issue of shares for cash pursuant to private placements – at $0.30	2,666,667	800,000	-	-	800,000
Less: share issue costs	-	(10,000)	-	-	(10,000)
Issue of shares for cash pursuant to the exercise of share purchase options – at $0.13	26,733	3,475	-	-	3,475
Issue of shares on conversion of debentures – at $0.10	400,000	40,000	-	-	40,000
Share subscriptions	-	-	200,000	-	200,000
Net loss for the year ended December 31, 2003	-	-	-	(611,792)	(611,792)

Balance, December 31, 2003	6,630,066	$ 2,002,491	$ 200,000	$(2,187,972)	$ 14,519

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

Schedule 1

(An Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTIES

for the years ended December 31, 2003 and 2002

	Alberta, Canada
	Snipe		Prairie	Black	Wimberly,
	Lake	Alexander	River	Creek	Texas, USA	2003	2002
Balance, beginning of the year	$ -	$ -	$ -	$ -	$ 216,247	$ 216,247	$ -

Property Acquisition Costs
Cash	7,993	42,000	-	-	-	49,993	178,890
Common shares	-	-	-	-	-	-	23,000

	7,993	42,000	-	-	-	49,993	201,890

Deferred Exploration Costs
Casing and accessories	14,910	46,450	-	132,171	-	193,531	-
Drilling	28,450	78,292	2,567	175,451	-	284,760	-
Engineering and site supervision	5,320	33,738	20,035	57,696	-	116,789	-
Equipment rental	3,100	55,410	21,536	36,163	-	116,209	14,357
Field costs and supplies	14,711	33,804	15,559	35,695	1,531	101,300	-
Land lease	80,640	14,593	1,488	28,850	-	125,571	-
Road construction	120,894	12,346	14,626	-	-	147,866	-
Testing and analysis	850	8,253	22,390	142	-	31,635	-
Transportation and trucking	12,400	118,878	33,408	79,580	-	244,266	-

	281,275	401,764	131,609	545,748	1,531	1,361,927	14,357

	289,268	443,764	131,609	545,748	217,778	1,628,167	216,247
Less:
Depletion of producing resource properties	-	-	(28,954)	-	-	(28,954)	-
Write-down of resource properties	-	-	(37,931)	-	-	(37,931)	-
Write-off of abandoned resource properties	-	-	-	-	(217,778)	(217,778)	-

Balance, end of the year	$ 289,268	$ 443,764	$ 64,724	$ 545,748	$ -	$ 1,343,504	$ 216,247

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations – Note 4

The Company is in the exploration stage and is in the process of exploring and developing its oil and gas properties in Alberta, Canada.  During the year ended December 31, 2003, the Company abandoned its interest in an oil and gas property in Texas, USA.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which presume the realization of assets and discharge of obligations in the normal course of business for the foreseeable future.

The ultimate recoverability of amounts shown for resource properties is dependent upon the existence and discovery of economically recoverable oil and gas reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon the ability of the Company to attain future profitable production or proceeds from the sale the resource properties.

The Company’s ability to continue as a going concern is uncertain.  The Company has accumulated losses of $2,187,972 since incorporation and has a working capital deficiency of $539,578 at December 31, 2003.  These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s shares are publicly traded on the TSX Venture Exchange.

Note 2

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 15.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Organization

The Company was incorporated under the Business Corporations Act of Alberta on March 21, 1997 and was classified as a Junior Capital Pool Corporation as defined by Alberta Securities Commission policy.  On July 4, 2001, the Company moved jurisdiction to the Yukon Territory.  The Company changed its name to Camflo International Inc. on September 27, 2001.

Principles of Consolidation

The financial statements for the years ended December 31, 2002 and 2001 include the accounts of the Company and the accounts of its inactive wholly-owned subsidiary, eteeoff.com Inc. (“eteeoff”).  Upon consolidation, all inter-company balances and transactions have been eliminated.  During the year ended December 31, 2003, the Company disposed of its 100% interest in eteeoff.  As a result of this disposal, the financial statements for the year ended December 31, 2003 are prepared on a non-consolidated basis.

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

Oil and Gas Properties and Depletion

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%.  Royalties paid net of any tax credits received are included in oil and gas sales cost of sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Mineral Properties

Acquisitions of mineral properties are initially recorded at cost.  Direct exploration and developments costs are deferred.  When production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves.  Costs relating to properties abandoned are written-off when the decision to abandon a site is made, or earlier if a determination is made that the property does not have economically recoverable reserves.  On a quarterly basis, senior management reviews the carrying values of mineral properties and deferred exploration costs with a view to assess whether there has been any impairment in value.  In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written-down or written off as appropriate.

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

Computer equipment

- 30% declining balance

Office equipment

- 20% declining balance

Amortization is calculated at one-half rates in the year of acquisition.

Deferred Charges

Deferred charges are recorded at cost and represent costs incurred with respect to issuing the convertible debentures.  These costs are amortized over the term of the debentures.

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

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common shares.  The dilutive effect of options, warrants and their equivalent is computed by application of the treasury stock method and the dilutive effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying values of cash and accounts payable approximate their fair values because of the short maturity of those instruments.  The fair values of loan payable, due to related parties, promissory notes payable and convertible debentures payable are also assumed to approximate their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they will be realized.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

Note 3

Deferred Charges

	2003	2002
Finders fees	$ 27,600	$ 27,600
Legal fees	18,343	18,343

	45,943	45,943
Less: accumulated amortization	(19,755)	(7,657)

	$ 26,188	$ 38,286

Note 4

Resource Properties

Snipe Lake

By a Farmout and a Transfer Agreement dated March 18, 2003, the Company acquired a 10% working interest in four sections of land located in Alberta, Canada.  The Company agreed to pay 10% of the costs of drilling and completing test wells.  The interest is subject to a convertible overriding royalty of 15%, which after payout, will convert to a 5% working interest on one of the four sections of land.  By drilling this well, the Company earns an option to participate in the remaining three sections on the same terms and conditions as the March 18, 2003 agreement.  As a result of grouping an adjacent license (the “Taurus Lands”) with this well, the Company earned a 3.75% interest in seven additional sections of land.

On July 23, 2003, the Company acquired a 5% working interest in two sections of land in the Snipe Lake area from Crown land sales for $5,278 and on August 6, 2003 the Company acquired a 3.75% working interest in an additional section adjacent to the Taurus Lands for $2,715.

Alexander

By a Farmout Agreement dated March 15, 2003, the Company acquired a 35% working interest in four sections of land in Alberta, Canada for $42,000.  The Company has agreed to pay 70% of the costs of drilling and completing four test wells on the property.  The agreement is subject to a convertible overriding royalty of 15% which after pay out will convert to a 35% working interest and the Company retaining a 35% net working interest.  The Company was granted the option to participate in additional wells on the property by paying 35% of well costs.  In addition, the Company was granted the option to participate in an additional three contiguous sections by paying 35% of well costs.

By a Farmout and Option Agreement dated December 1, 2003, the Company acquired a 27.5% working interest in one section of land in Alberta, Canada.  The Company has agreed to pay 50% of the costs of drilling and completing a test well.

Prairie River

By a Farmout Agreement dated March 1, 2003, the Company acquired a 21.5% working interest in one section of land located in Alberta, Canada. The company is required to pay 35% of the costs of drilling and completing a test well to earn its 21.5% working interest.  The Company was granted an option on three sections of adjoining lands by paying 40% of a seismic program and drilling an additional well at 100% working interest before payout and 49.5 % working interest after payout.  The Company renegotiated this option agreement and has agreed to participate as to a 51.25% working interest before payout reverting to a 31% working interest after payout.

At December 31, 2003, the Company performed a ceiling test on its Prairie River property and determined that a write-down of $37,931 was necessary to reflect the net realizable value of the property.

Black Creek

By a Participation Agreement dated October 28, 2003, the Company acquired a 68% working interest in three sections of land located in Alberta, Canada.  The Company has agreed to pay 68% of the costs of drilling and completing a test well.  The Company’s share of the estimated costs is $790,024.  To December 31, 2003, the Company had incurred costs totalling $545,748 in respect to the Black Creek prospect.  The Company’s interest reverts to a 34% working interest after payout.  The Company has the option to participate in three additional sections of adjoining lands.

Wimberly

By an agreement effective February 14, 2002, the Company acquired a 20% working interest and a 16% net revenue interest in the Wimberly prospect located in Jack County, Texas for consideration of $162,566 (US$100,000) and 150,000 common shares valued at of $0.10 per share.  The Company issued an additional 80,000 common shares valued at $0.10 per share as a finders fee for the Wimberly prospect.  During the year ended December 31, 2003, the Company abandoned its interest in the Wimberly prospect resulting in a write-off totalling $217,778.

Val d’ Or

The Company had the option to earn a 51% interest in 130 mining claims located in the Val d’Or region of Quebec.  During the year ended December 31, 2000, deferred development costs of $212,267 were written-off by management.  During the year ended December 31, 2001, the Company abandoned the property and wrote-off acquisition costs totalling $205,000.

Note 5

Capital Assets

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$ 5,776	$ 2,420	$ 3,356	$ 1,158
Office equipment	10,214	3,811	6,403	2,420

	$ 15,990	$ 6,231	$ 9,759	$ 3,578

Note 6

Loan Payable

The loan payable is unsecured, bears interest at 18% per annum and is due on May 1, 2005.

Note 7

Related Party Transactions

The Company incurred the following charges by directors or companies with common directors:

	2003	2002	2001
Consulting fees	$ 23,020	$ -	$ 30,000
Interest – convertible debentures	14,338	10,459	-
Interest – promissory notes	10,525	23,616	28,751
Management fees	102,000	60,000	60,000
Office and miscellaneous	1,050	3,900	2,100
Office rent	1,200	4,800	7,500
Professional fees	3,500	-	-

	$ 155,633	$ 102,775	$ 128,351

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable is $7,702 (2002:  $Nil) owing to directors of the Company relating to unpaid expense reimbursements.

Due to related parties at December 31, 2003 of $Nil (2002:  $123,079) consists of amounts owing to directors of the Company or companies with common directors.  These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Included in promissory notes payable is $214,011 (2002:  72,764) owing to directors of the Company or companies with a common directors.

Included in convertible debentures payable is $104,798 (2002:  $90,459) owing to directors of the Company.

Note 8

Promissory Notes Payable – Note 7

The promissory notes payable are unsecured, bear interest at rates from 7.5% per annum to 15% per annum and are due on May 1, 2005.

Note 9

Convertible Debentures Payable – Note 7

The convertible debentures bear interest at 15% per annum and mature February 28, 2007.  The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per unit in years one and two, at $0.15 per unit in year three, at $0.20 per unit in year four or at $0.25 per unit in year five.  The share purchase warrants entitle the holders the right to purchase one common share for each warrant held at $0.10 per share for two years from the conversion date for conversions in the first two years, at $0.15 per share for one year for conversions in the third year, at $0.20 per share for one year for conversions in the fourth year or at $0.25 per share for one year for conversions in the fifth year.  A finders fee of $27,600 was paid with respect to this private placement.  Included in convertible debentures payable is $123,202 (2002:  $52,296) of accrued interest.

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

On November 10, 2003, a $40,000 debenture was converted into 400,000 units at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof the right to purchase an additional common share at $0.10 until November 10, 2005.

On February 12, 2004, $360,000 of debentures were converted into 3,600,000 units at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof the right to purchase an additional common share at $0.10 until February 12, 2006.

Note 10

Share Capital – Notes 9 and 13

i)

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

ii)

Commitments:

Stock-based Compensation Plan

The Company has granted directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant.

A summary of the stock option plan as of December 31, 2003 and 2002 and the changes during the years then ended is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
Options outstanding and exercisable, beginning of the year	133,666	$0.13	-	-
Granted	230,000	$0.30	133,666	$0.13
Exercised	(26,733)	$0.13	-	-

Options outstanding and exercisable, end of the year	336,933	$0.25	133,666	$0.13

At December 31, 2003, there were 336,933 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
106,933	$0.13	February 18, 2007
230,000	$0.30	September 3, 2008

336,933

As disclosed in Note 2, the Company does not record compensation expense on the granting of share purchase options to directors and employees. Disclosure of pro forma loss and loss per share figures had the Company elected to follow the fair value method using the Black-Scholes option pricing model are as follows:

	Years ended December 31,
	2003	2002	2001
Net loss for the year as reported	$(611,792)	$(269,021)	$(412,184)
Stock-based compensation	(36,800)	(18,713)	-

Pro forma loss for the year	$(648,592)	$(287,734)	$(412,184)

Pro forma basic and diluted loss per share	$(0.15)	$(0.12)	$(0.37)

The following assumptions were used for the Black-Scholes model:

	2003	2002	2001
Risk free rate	3.0%	3.0%	-
Dividend yield	0%	0%	-
Expected volatility	56%	196%	-
Weighted average expected option life	5 years	5 years	-

The weighted average fair value at the date of grant of the director stock options granted were as follows:

	2003	2002	2001
Weighted average fair value	$ 0.30	$ 0.14	$ -
Total options granted	230,000	133,666	-
Total fair value of options granted	$ 36,800	$ 18,713	$ -

At December 31, 2003, there were 4,066,667 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
1,000,000	$0.14	April 1, 2004
1,666,667	$0.30	October 7, 2004
1,000,000	$0.30	August 22, 2005
400,000	$0.10	November 10, 2005

4,066,667

Share Subscriptions

At December 31, 2003, the Company had received share subscriptions totalling $200,000 in respect to a flow through private placement of 400,000 units at $0.50 per unit.  Each unit consists of one flow-through common share and a one share purchase warrant entitling the holders thereof the right to purchase one non-flow-through common share for each two warrants held at $0.60 per share to January 30, 2005.  The units were issued on January 30, 2004.  The Company issued an additional 6,000 common shares as a finders fee with respect to the private placement.

At December 31, 2003, the Company had incurred exploration expenditures of $200,000 and has renounced this amount to the flow through shareholders effective December 31, 2003.  This amount will not be available to the Company for future deduction from taxable income.  At December 31, 2003, cash included $25,000 of flow through funds which was subsequently paid to a creditor.

Convertible Debentures

Note 9.

Note 11

Income Taxes

At December 31, 2003, the Company has accumulated non-capital losses totalling $1,223,695 which may be deducted from future years’ taxable income. These losses expire as follows:

December 31, 2004	$ 1,287
2005	53,765
2006	186,097
2007	185,705
2008	202,551
2009	269,130
2010	325,160

$1,223,695

At December 31, 2003, the Company has accumulated capital losses of $225,357 which may be deducted from future years’ taxable capital gains.

At December 31, 2003, the Company has accumulated Canadian exploration and development expenses of $417,227, Canadian oil and gas expenses of $1,210,389 and foreign exploration and development expenses of $225,993 which may be deducted from future years’ taxable income.

The significant components of the Company’s future income tax assets are as follows:

	2003	2002
Non-capital losses	$ 460,354	$ 422,808
Capital losses	42,390	42,390
Canadian and foreign exploration and development and oil and gas expenses	697,328	241,403

	1,200,072	706,601
Less: valuation allowance	(1,200,072)	(706,601)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

Note 12

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transactions were excluded from the statements of cash flows:

Year ended December 31, 2003:

–

the Company issued 400,000 common shares at $0.10 per share in respect to the conversion of a $40,000 debenture.

–

the Company reclassified $130,722 from amounts owing to related parties to promissory notes payable.

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

Note 13

Subsequent Events – Notes 9 and 10

Subsequent to December 31, 2003, the Company:

a)

issued 2,200,000 units at $0.45 per unit for gross proceeds of $990,000 pursuant to a private placement.  Each unit consists of one common share and one share purchase warrant entitling the holders thereof the right to purchase one common share for each warrant held at $0.45 per share until January 30, 2006.  The Company paid a finders fee of $68,857 with respect to this private placement.

b)

issued 1,000,000 common shares at $0.14 per share pursuant to the exercise of 1,000,000 share purchase warrants for proceeds of $140,000.

c)

issued 68,000 common shares at $0.45 per share pursuant to the exercise of 68,000 share purchase warrants for proceeds of $30,600.

d)

granted 400,000 share purchase options entitling the holders thereof the right to purchase one common share for each option held at $0.50 per share until February 23, 2009.

e)

entered into a Farmout and Option Agreement dated March 10, 2004, in which the Company acquired a 30% working interest in four sections of land in the Goose River area of Alberta, Canada.  The Company has agreed to pay 30% of the costs of drilling and completing a test well.  The Company’s interest reverts to a 18% working interest after payout.  The Company has the option to participate in eight additional sections of adjoining lands on the same terms as the March 10, 2004 agreement.

The Company acquired an additional 8% working interest in the Goose River test well as a result of a partner not participating in this well.  The additional interest has a 500% penalty payment associated against the non-participating party.  Once 500% of the total costs of this operation have been recovered the non-participating party will reacquire the 8% working interest from the Company.

f)

announced a proposed private placement of 1,200,000 units at $0.60 per unit for proceeds totalling $720,000.  Each unit consists of one common share and one share purchase warrant entitling the holders thereof the right to purchase one common share for each warrant held at $0.75 for one year.  A finders fee is payable in connection with a portion of the private placement.  This private placement is subject to regulatory approval.

g)

acquired a 20% working interest in seven sections of land in the Snipe Lake area of Alberta, Canada for $156,728.

h)

issued 100,000 common shares at $0.30 per share pursuant to the exercise of 100,000 share purchase warrants for proceeds of $30,000.

Note 14

Comparative Figures

Certain comparative figures as at December 31, 2002 and for the years ended December 31, 2002 and 2001 have been restated in order to comply with the financial statement presentation adopted for the year ended December 31, 2003.

Note 15

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

b)

Mineral Property Assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement.  Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement.  Therefore an expense of $Nil (2002:  $Nil;  2001:  $51,250) is required under US GAAP.

c)

The impact of the above on the financial statements is as follows:

	2003	2002	2001
Net loss for the year per Canadian GAAP	$(611,792)	$(269,021)	$(412,184)
Deferred exploration costs	-	-	-
Mineral property written off	-	-	205,000
Mineral property assignment agreement expense	-	-	(51,250)

Net loss for the year per US GAAP	$ (611,792)	$ (269,021)	$ (258,434)

Basic loss per share US GAAP	$ (0.14)	$ (0.12)	$ (0.23)

Weighted average number of shares outstanding per US GAAP	4,319,622	2,321,666	1,106,666

1

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc.    SEC # 0-30026

Registrant

June 29, 2004    By /s/ Alan Crawford

Date                    Alan Crawford, Chief Financial Officer/Director

June 29, 2004    By /s/ Thomas Doyle

Date                    Thomas Doyle, President/CEO/Director

2